UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 12, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Novavax, Inc.

File No. 0-26770 - CF#35428

_____

     Novavax, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 8-K filed on September 8, 2015, 10-Q filed on August 6, 2010 and August 9, 2007.

     Based on representations by Novavax, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
Exhibit 10.1	10-Q	August 9, 2007	December 31, 2022
Exhibit 10.49	10-Q	August 6, 2010	December 31, 2022
Exhibit 10.1	8-K	September 8, 2015	December 31, 2022

     For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

                    Brent J. Fields
                    Secretary